

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Nobuyuki Hirano
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed July 22, 2013**
> **File No. 000-54189**

Dear Mr. Hirano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. D. Risk Factors, page 6.

Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism…, page 18.

1.   We are aware of the OFAC press release dated December 12, 2012, announcing its assessment of approximately $8.57 million in penalties against your banking subsidiary, The Bank of Tokyo-Mitsubishi UFJ. Ltd. ("BTMU"), for its apparent violations of OFAC-administered economic sanctions, including those related to Iran, Sudan, and Cuba. We are also aware of the New York State Department of Financial Services press release dated June 20, 2013, announcing its assessment of $250 million in penalties against BTMU, for its violations of New York banking law in connection with transactions involving sanctioned countries and entities, including Iran and Sudan. In

addition, we note that in your letters to us dated May 10, 2010 and August 16, 2010, you discussed your operations related to Iran and Syria.

As you know, Cuba, Iran, Sudan, and Syria are designated by the U. S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated activities related to, or contacts with, Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since your 2010 letters. Your response should describe any agreements, arrangements, or contacts you have had with the governments of Cuba, Sudan, and Syria or entities controlled by those governments.

2.   Please discuss the materiality of your contacts with, Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Item 18. Financial Statements, page 210

Notes to Consolidated Financial Statements, page F-15

Note 1. Basis of Financial Statements and Summary of Significant Accounting Policies, page F-15

Summary of Significant Accounting Policies, page F-16

3.   In an effort to provide more clarity and to differentiate restructured loans from troubled debt restructuring (TDRs), please provide to us and revise your accounting policies for Loans (F-18 and F-19) and Allowance for Credit Losses (F-20 through F-22), to disclose the following:

- Differentiate a restructured loan from a troubled debt restructuring. In this regard, explain in greater detail how you determine if a modification or restructuring is a TDR.

- Explain how modifications to loans (whether restructured or TDRs) within each of your loan segments are factored into the determination of the allowance for credit losses.
- Explain how defaults in your TDRs are factored into the determination of the allowance for credit losses.

Note 4. Loans and Allowance for Credit Losses, page F-42

Troubled Debt Restructings, page F-46

4.   We note in the final paragraph that your TDR's for the Commercial and Residential segments in the table presented do not include nonaccrual loans with concessions granted as once a loan is classified as nonaccrual, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Furthermore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan after modification. Please address the following:

- Although we understand the aforementioned loans are included with your nonaccrual loans, tell us and clarify in your future filings if you consider those loans to be TDRs (i.e. within the guidance in ASC 310-40-15). If such loans are not considered TDRs, please explain in sufficient detail why not.
- Considering the bullet point above, please revise your table on page F-44 (Impaired Loans) to disaggregate your nonaccrual loans from your commercial and residential loans with concessions, and your restructured loans (i.e. TDRs).
- In light of the bullet points above, and your disclosure on page 111 (i.e. substantially all of your restructured loans are considered troubled debt restructurings), consider revising your description preceding the table on page F-44 to indicate that impaired loans primarily include nonaccrual loans and *troubled debt restructurings*.

5.   To increase transparency related to your impaired and restructured loan activity as presented on pages F-44 through F-46, please provide to us and disclose in future filings, the following:

- We understand your table of Troubled Debt Restructurings (TDRs) on page F-46 includes only the activity during the fiscal year ended March 31, 2013. Supplement or provide an additional table that presents your aggregate TDRs for the fiscal years ended 2012 and 2013. Additionally, differentiate and quantify those that are performing versus non-performing.
- Provide a table that summarizes your outstanding TDRs for fiscal year ended 2012 and 2013 by type of concession type (e.g., reduction in stated interest rate, extension of stated maturity date, partial forgiveness of principal, or a combination of multiple modifications, etc.).
- Include a rollforward of your impaired loans for fiscal years ended 2012 and 2013 by type (e.g. nonaccrual, performing TDRs, non-performing TDRs, etc.) that separately

identifies beginning balances, additions, loans removed (e.g. loans written-off, loans paid-off, etc.), loans transferred between such loan types (e.g. non-accrual to accrual, etc.) , and ending balances. The aforementioned is not intended to be all-inclusive.

<u>Note 20. Earnings Per Common Share Applicable to Common Shareholders of MUFG, page F-96</u>

6.   Please revise your future filings to quantify those securities (including stock-based compensation) that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3303 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief